UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FOUNDATION MEDICINE, INC.

(Name of Subject Company)

FOUNDATION MEDICINE, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 481-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Kingsley L. Taft, Esq.

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TRANSCRIPT OF AN EXCERPT OF A PRESENTATION DELIVERED BY DR. MICHAEL J. PELLINI, CHIEF EXECUTIVE OFFICER OF FOUNDATION MEDICINE, INC., AT THE J.P. MORGAN HEALTHCARE CONFERENCE ON JANUARY 14, 2015

Michael Pellini>> I want to spend a few minutes on our collaboration that we announced Monday morning with Roche. Rather than read the slide, I want to talk about five components of this relationship.

The first two components have to do with the R&D collaboration. The first aspect of that R&D collaboration simply looks like an extension of the type of work that we’ve done with other pharmaceutical companies. We are using our comprehensive genomic profiling. We are using our molecular information, our database, our knowledge base, to support their clinical trial activities and their clinical design. That’s number one – approximately a $75 million commitment over the course of five years.

Component number two of the R&D collaboration allows us to accelerate the work that we are doing in both liquid biopsies, circulating tumor DNA in particular, and immuno-diagnostic products. They’re funding that there are milestones that are FTE support, and again, it’s an extension of what we are doing. Very important to Roche, very important to other pharmaceutical companies, certainly important to Foundation Medicine.

The second broad category involves the commercialization, and Roche is also the perfect partner here. There is an ex-U.S. component and a U.S. component. The U.S. component – we will continue to commercialize Foundation Medicine products through our commercial team, and we’ll continue to grow that. We own that in the United States. But what do they do extraordinarily well? They educate. Their medical information group, their medical liaisons, have over a thousand touch points in the United States. And while they won’t be talking about branded Foundation Medicine products, they will in fact be talking about molecular information, comprehensive genomic profiling. It’s great ground cover, and outside the United States, I can’t imagine a better partner to distribute and work with us to develop those international markets in a way that there’s no way we would be able to do on our own.

And then finally, there’s the financial aspect of this, which I guess you’ll have to read about because I’m out of time. But it’s a $250 million primary investment – 5 million shares at $50, and then there’s a tender offer for up to 56.3 of the company, and we expect this transaction to close at some point in the second quarter.

Thank you for your time today. We’ll be available for extra questions in break out.

TRANSCRIPT OF BREAKOUT QUESTION AND ANSWER SESSION WITH DR. MICHAEL J. PELLINI, CHIEF EXECUTIVE OFFICER, DR. VINCENT MILLER, CHIEF MEDICAL OFFICER, STEVEN KAFKA, CHIEF OPERATING OFFICER, AND JASON RYAN, SENIOR VICE PRESIDENT, FINANCE, OF FOUNDATION MEDICINE, INC., AT THE J.P. MORGAN HEALTHCARE CONFERENCE ON JANUARY 14, 2015

Michael Pellini >> Open to questions. Yes?

[Question inaudible]

Michael Pellini >> Right. So I’ll start that question on the IP front and then rapidly turn it over to Dr. Miller so that he can really talk about the clinical studies/clinical trials, excuse me, that we’ve been working on.

We have a significant IP portfolio, both in terms of the process within the laboratory on the computational biology side, on alterations that we’ve identified. But I want to be very clear, Foundation Medicine has never been a play on intellectual property. We do have IP that’s very important. We have know-how. That is critically important to what we do. But what we do better than anyone is really providing end-to-end solution, and our job, as a company, is to continue to develop tools to allow this information to be integrated routinely into clinical practice, and then we have to continue to advance the ball so we are always at the cutting edge of what’s clinically and commercially relevant for oncologists. I don’t want to discount intellectual property, but there’s not a single piece of intellectual property that’s going to keep anyone else out. That’s what I said the day that we arrived, and we continue to believe that today. Not that it’s not important. It plays a different type of role for us. And Vince, on the clinical trials/clinical studies?

Vincent Miller >> So to hit it quickly, of course this is a test that goes across cancer types-both liquid and solid tumors. There’s not a single trial that one could envision that establishes utility. The wind may be different in each condition, or each disease state. So, as you think about those six initial indications Mike broke out, we have programs in those that are either completed, ongoing, or in a couple of places imminent that will show the value of the test. But the value may be different in some cases. Right? It may be a cost-saving carcinoma of unknown primary where the workup is inordinate, etc. So we have a complicated matrix around those to meet the complicated nature of cancer.

Michael Pellini >> And before the next question, I should mention Dr. Vince Miller is our Chief Medical Officer; Steve Kafka is our Chief Operating Officer; and Jason Ryan is our SVP of Finance.

[Question inaudible]

Michael Pellini >> Right, and so the question is related to the FDA and how are we going to continue to work through that process. I’ll actually turn it over to Vince and to Steve. Vince, in particular, who’s much more engaged in that area. But as I said in my presentation just a few moments ago, we’ve been meeting with the FDA now regularly for the past two and a half, actually for the past three years. We believe that, not if, but when they ultimately regulate this industry, at some point in the future, it will be another differentiator for us. It’s been an important part of our strategy with companies like Clovis. We do believe that we will ultimately take FoundationOne and FoundationOne Heme through the FDA. We will have a QSR Compliant lab up and running this year. And so we’ve been planning for this for a long time and see it as another differentiator. But maybe Vince, you can offer some color just in terms of the types of interactions that we have with the FDA and why we think heading in this direction.

Vincent Miller >> Some of us came to Foundation with a drug development background from academia, so I didn’t know there were LDTs. So, I’m glad we’re going to the FDA. That being said, we work closely through our relationships with things like Lung-MAP, where CDRH and FDA were involved. Our Clovis relationship and other ongoing, planned CDX relationships. So, we’ve been on a number of these white papers. We’ve been at the panels. We have a voice at the table, and we think we’re helping rationally, you know, be meaningful participants in crafting reasonable appropriate policies to ensure high quality testing because the stakes have gone up.

[Question inaudible]

Michael Pellini >> Of course there are many things that we cannot say about the transaction. What we can say about the proposed transaction, is that it is something that we are excited about. It’s something that we have been working on for a very extended period of time and that we believe that it’s an accelerator. It doesn’t change our business in the sense that we have to shift and go out and do new things. Their investment, their commitment, their partnership across R&D and on the commercial front simply accelerates everything that we’ve been working on as an organization for the past four to five years. And I’ll go to Steve for additional comments on this. But as I think about Foundation Medicine, we have made tremendous progress over the course of four to five years. We are now looking forward to the next four to five year interval of this company, to build additional value, to be a global company much faster than we otherwise would have been able to do on our own. And also advance the development of our products. Steve, you want to offer any additional color or insight into the question?

Steven Kafka >> Sure. I think that, you know, parts of this we can be more concrete about from a value perspective today than others, but fundamentally, we think we’ve now partnered with really the world leader in both advancing our product development pipelines, so new products around immuno-oncology, pending diagnostics, as well as cell-free DNA. And together with the access to our molecular platform for Roche clinical trials and really becoming the standard for the advancement of Roche’s clinical portfolio, a relationship that’s worth $150 million or more over the course of the next five years. On the commercial side, there’s a fair amount of planning you have to do, but I think also very excited about being able to, outside the United States, really tap into and leverage the existing Roche affiliate network from a selling, marketing, and reimbursement perspective, to be an accelerator to how we take our existing and future products to market. In addition to what we’ll be doing in the United States, from a medical education – really, market development – perspective. Those pieces are harder to be concrete about today, because it’s about, you know, there’s planning yet to do. But the final point I’ll make is together with now $250 million of additional capital in our balance sheet to be able to invest in not only those areas, but also fundamentally in our information business and further data partnerships and the things that we’ve been talking about over the course of the last couple of years – we think that these pieces together really, as Mike said, I think very well, fundamentally accelerate what was already our business strategy.

[Question inaudible]

Michael Pellini >> Right. The question is about what needs to happen in order to make next generation sequencing the next standard in oncology. I’ll shift the question; I’ll take the liberty of shifting the question a little bit, and I’ll say what we’re focused on is making sure the comprehensive genomic profiling becomes the next standard in oncology. And actually, Vince, I’ll turn it more to answer from a clinical perspective and what has to…what needs to happen in the communities around the United States to really support and make all this information actionable. But, I’ll turn it over to you initially.

Vincent Miller >> Right. So I think Mike made the important distinction that NGS is a technology, not a test, right? And so, for comprehensive genomic profiling, I think what the FDA has said publicly they’d like to see are one or two approaches that are used uniformly across the industry that bring to them the drugs and they know the test and they know its fidelity. Are there other technologies or types of technologies that will bring drugs forward? Absolutely. This is not meant to be the be-all and end-all, in that sense. This is an absolutely essential and core tool. So how do we make that? I think this potential partnership with Roche is a great example of how we enable that. We bring more drugs to doctors, be they through, in some of these trials we’ve been talking about, trials with prospective observational registries where drugs are used outside of their approved indication but in the context of a molecular match. The ASCO taper study; the Med-C proposal from Palmetto and so forth. Those types of things bring the oncologist into the game and the community, and this isn’t something esoteric. It’s not a Memorial or M.D. Anderson to be done in their office. They don’t need to understand the genome fully. They need to check the box; they need to put the lock and key in some sense; and once they have that win, you know they’re fully engaged. And certainly, some of these opportunities to accelerate these trials with access to drugs now, in turn, have collateral to accelerate reimbursement because some of these are some of the trials that certain payers want to see.

Michael Pellini >> And on that reimbursement point, of course, widespread coverage for this approach is another essential element, before it is incorporated into routine clinical practice.

[Question inaudible]

Michael Pellini >> Steve, want to take this?

Steven Kafka >> Yeah, the question was: With the 35,000 cases we now have in our knowledge base, Foundation Core – those are genomic profiles – in what proportion of those, and really what’s the plan going forward for marrying those to the clinical outcomes. It’s a great question, and I think there’s multiple parts to the answer. So, in the first instance, we have a growing handful of, really, case study kinds of exemplars. Mike gave one example today in the presentation but there are dozens of those that we’ve published where we’re following patients over time. We have a Foundation Registry which is several hundred patients large. That will also become available over time through various mechanisms like ICE. ICE is another critical aspect of this, and we didn’t get a chance to go into that in a lot of detail in the presentation today, but for those of you who are interested, there is a full demonstration that we did for investors last week through a webinar that’s still on our website as well and really gives you sort of an end-to-end look at how this process works. But a really important part of ICE is actually capturing the treatment choice and the outcome for those patients in a way that’s very quick for the physician to provide, but we will then bring that together; so that’s part of what’s fed back to that question about what’s happening with patients like mine. Then finally, we’re working on relationships like CODA and like with Flatiron Health to be able to more systematically tap into, essentially, the electronic medical record and extract the relevant outcomes data. So, this will be a process that continues to play out. I can’t give you a specific number about the numbers, but what I wanted to communicate is that it’s really a broad and comprehensive strategy for making sure that we do bring those outcomes and that pieces of information back to the physical decision-making as well.

Michael Pellini >> And I just want to take a minute to actually touch on a tangent, but I want to give our team, especially Steve and his team and others in the company, a lot of credit for thinking about how to maximize the value of Foundation Core right now without longitudinal data on 35,000 patients. What we did was we recognized that there’s a valuable resource there. What’s one of the greatest challenges that physicians have today? Just understanding how to treat the patient that walks in the door with something that’s a bit unusual that he or she hasn’t seen before. And now leveraging Foundation Core or ICE in its second iteration in ICE 2, to make use of those 35,000 patients and all the physicians that have worked with Foundation Medicine to this point. As we envision, let’s say an ICE 3, that’s where we envision a physician actually being able to come in and search Foundation Core and utilizing those patients that have been followed where they can actually see real-time how others have been treated in a HIPAA-compliant fashion. So, that’s where we’re going to the next stage. And I believe, and we believe, that we will get there.

[Question inaudible]

Michael Pellini >> Great. Great question about how does our relationship with Roche impact our relationships with other pharmaceutical companies. We have been working with many pharmaceutical companies – biopharmas, biotechs – over the course of the past several years. We have, in fact, been working with many companies that are invested and are focused on virtually identical clinical programs; yet, they still work with us. And why? It’s because we’ve built the appropriate firewalls in place from the very beginning to make sure that we were in a position to do that. One of the things that Roche has appreciated from the beginning of these broad-based discussions is that being the enabler, working with other pharmaceutical companies was vital to our business. But we also learned, and you heard it on the interviews with Dan O’Day at Roche over the past couple of days, it’s vital to their business because what do they want to see? They want to see this approach – a comprehensive genomic profile – be used around the world on patients diagnosed with cancer to raise the sea level for every single patient so there are more patients available to be treated. We are actually both incentivized in the exact same way to work with as many pharmaceutical companies as possible. The other thing I’ll say is that the more unique and powerful that Foundation Core becomes, the greater the value of that resource to other companies, and so there may not be all that many other options; but at the same time, we’ve put the firewalls in place, and so far in our discussions with our partners over the past couple of days, I think they understand what we’ve done. This is what we’ve been doing for a long time. We’re just doing it at a different scale today, or we expect to do it at a different scale with Roche.

Steven Kafka >> I would just quickly add that, from an overall company perspective, we’ve of course made sure that in this relationship we have the appropriate management and governance independence parameters in place, so that we do continue to operate as an independent company. And finally that, one of the things that I’m most excited about here is that the opportunity to really accelerate the development of new products with this relationship and other things that we’re working on, means that we have a broader portfolio of product offerings for our pharma partners as well. Whether that be cell-free DNA or others.

[Question inaudible]

Michael Pellini >> There are two aspects of the question. One is a question about prioritization with respect to this new relationship and how does that change the things that we are working on today. The second aspect of it is what do we think, what is the impact with Roche and the relationships of LabCorp, companies like LabCorp and Quest. I think the second answer, actually, I’ll take first, because, you know, they have Ventana; they have other organizations that they wholly own, and frankly they’ve had many different types of relationships over the years, and they continue to be an important player in the laboratory scene around the United States and around the world. So I think it’s probably a question that’s best suited for them. From an outsider’s perspective, I don’t see any fundamental differences here at all. But again, it’s a better question for the Roche team.

In terms of prioritization, first of all, I want to start by saying it’s not closed and should it close it would close at some point in the second quarter, so right now it continues to be business-as-usual. And I think why our team is really chomping at the bit now that we announced it Monday morning to them is because they don’t have to shift gears. They don’t have to do anything radically different, we believe there’s a fundamental ability to initially accelerate everything that we’re doing. In the United States, why would the commercial team be excited about this? Because if we execute on this well, we have many, many experts out of the Roche umbrella that will be educating the field, and again, presenting the ground cover that our commercial team can then follow up on as we ultimately sell FoundationOne and FoundationOne Heme. We can take that to ex-U.S. So we see this as an accelerator. Want to add anything else there? I don’t think it shifts our priorities at all, right now.

[Question inaudible]

Michael Pellini >> So we’ve already done that to some extent with FoundationOne Heme, but I’ll turn it over to Vince to really add additional color there.

Vincent Miller >> So the question was the possibility or strategy for bringing RNA sequencing into Foundation Core. And, for anything we develop, it needs to be a product for which there is a clear clinical niche, so that’s the first step. So why we brought that piece to FoundationOne Heme is because we needed to be able to find those fusions in those diseases, and a DNA test only would become unwieldy with that approach. So, one could certainly envision an obvious entry point being around amino oncology, right? – where certainly you could make a compelling case that there would be an RNA seq. component there and some studies have suggested the value of that. So where there is a clinical need and role and relevant readout of that as a predictive biomarker in some way, we will bring it.

Michael Pellini >> And that RNA seq. already exists in the form of FoundationOne Heme, and so that information already resides in our database on at least a number of patients with hematological malignancies that we reported on in 2014. So we already have a nice start there.

[Question inaudible]

Michael Pellini >> The question relates to ICE and ICE 2 and how we might utilize it in terms of what might the business relationships look like with it with the oncology community? Today we envision it as a decision-support tool that’s really part of the value-add that we bring to the table for oncologists. When we speak to payers, we don’t necessarily talk to them about, certainly don’t talk to them about five genes, but we don’t focus on 310 genes. We don’t focus on 420 genes. We’re really focused on the long-term approach and the need for an end-to-end solution here. The backend of the solution – it’s one things just to develop, run a test, generate the information. You present that information back to an oncologist or any clinician, you’re just going to confuse the heck out of them, overwhelm them, and drive the healthcare costs up. ICE 2, we’re positioning it as a part of the overall value that we bring to the table, and it’s important that’s how we position it to the payers as well. Might there be other financial opportunities with ICE? Possible, but it’s just not something that we are focused on today. Another aspect of your question, I think, is it only available to Foundation Medicine clients, or might it be available to others in the future? And I think it’s a great question. It’s one that we haven’t fully thought through, but it’s something that we frankly debate about internally. At the start, from 2014, it’s for Foundation Medicine clients. It’s for the thousands of oncologists around the United States that are already working with Foundation Medicine. Beyond that, we could certainly see some benefits for making it even more broadly available.

[Question inaudible]

Michael Pellini >> So the question relates to ctDNA, and I’m going to rapidly turn it over to Dr. Miller to comment on that. Both ctDNA as well as utilizing circulating tumor cells, again, as I mentioned in the presentation, we think both of these areas are very important for cancer care in the future. It’s not an “or”, it’s an “and”. It depends on the clinical indication and, as we get deeper into the year, we will talk more and more about our strategy and the work that we’ve already done in that area. Vince, you want to tease apart the ctDNA question and how we’re approaching it?

Vincent Miller >> So I would make two points. One is doing it the right way with the proper analytic validation in clinical validation – comparing the ctDNA findings to the primary tumor and/or metastasis analyzed at a concurrent time point. The necessity of that, particularly in the context of ever-increasing oversight over some of these approaches. And so that’s certainly something you should look at in your check-the-box when you look at a company in these spaces. And the second piece then is – what are the indications? Because we can do it, should we do it and how do we show the value of that? Certainly, some molecular information is better than none. So if there is a patient who’s tumor can’t be assayed – it’s inaccessible, they have a coagulopathy, etc. – it makes a lot of sense. And clearly one can start teasing apart indications. But the trap we don’t want to get caught in is making this like the serial PSA testing, that if we find a prostate cancer a year earlier in a context of someone who has existing cancer, say by analogy that there’s…it’s a really hard study to do to show that that leads to a better outcome in the context of someone with advanced cancer.

[Question inaudible]

Michael Pellini >> Absolutely not. Our ability – the public domain –the more information that’s out in the public domain, the better it is for Foundation Medicine. We’ve talked about that from day one. What we want to do within publicly available information, as it exists, even with areas, let’s stay on molecular. Let’s just focus on the genomic side, where things like the cancer genome atlas, that’s all information that can ultimately be funneled in through our portal – through ICE 2. Our aim as a company is to make sure the oncology community has the confidence in us that when they order a FoundationOne or a FoundationOne Heme or any type of test through Foundation Medicine, when its delivered back to them, it’s contextualized with all of the relevant publicly available information. So those types of databases, these collect– these cooperative efforts, that’s exactly what we need. It’s exactly what the oncology community needs. So, no, we think they’re fantastic, and we think they’re actually essential to the growth of the industry.

[Question inaudible]

Jason Ryan >> Sure, so the question was around recent data around reimbursement, and I think because we’re running a little low on time and it’s a broad question, I’ll summarize this in that we’ve seen a lot of consistency over the five quarters we’ve reported, in terms of how we’re being paid out-of-network. And then we’re continuing to make good progress with the payers, in terms of broader coverage decisions. Obviously, and Mike mentioned in the presentation an important decision with Priority Health, and we would hope to have more wins in 2015. We believe we’re making great progress with the MACs. And again, not to reiterate everything Mike said in the presentation, but there is a bell curve. There are payers who we believe understand the necessity of this comprehensive approach in patient care, especially for metastatic patients in our six indications, and there will be payers that take longer. But we think we’re making progress.

[Question inaudible]

Michael Pellini >> So Foundation – our knowledgebase is, we don’t simply mine it on our own. We put it to use with clinical development programs. We have cancer centers and oncologists around the country that work with information from that knowledgebase that generate publications to find new insights into cancer. So, it’s never been something where we have an army of people that are in there mining that information for the next discovery. We really put it to use in a collaborative fashion to continue to build relationships. One of the reasons that we have not only published high-quality manuscripts in the top-tier journals but there’s been a tremendous quantity, especially for our size, with 38 publications last year, a couple dozen the year before; is that it’s not just about Foundation Medicine. It’s about utilizing this information to make broader discoveries in cancer and publish that information and make sure it can be incorporated in drug development efforts.

And on that note I want to thank everyone for your time. We’ll be around today, and look forward to seeing you.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements.” Foundation Medicine has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements include without limitation statements regarding the planned completion of the collaboration between Foundation Medicine and Roche, the tender offer, the issuance of shares of Foundation Medicine common stock to Roche and any of the transactions contemplated by the documents for the proposed transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transactions; uncertainties as to the percentage of shares of Foundation Medicine stock tendered in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the risks that any anticipated product launch or global expansion will be delayed, cancelled or unsuccessful; the unsuccessful realization of Foundation Medicine’s expectations and beliefs regarding the future conduct and growth of Foundation Medicine’s business and the markets in which it operates; and other risks and uncertainties discussed in Foundation Medicine’s filings with the SEC, including the “Risk Factors” sections of Foundation Medicine’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Roche, the Solicitation/Recommendation Statement to be filed by Foundation Medicine and the proxy statement to be filed by Foundation Medicine. Foundation Medicine undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Important Information and Where to Find It

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Foundation Medicine or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Roche Holdings, Inc., and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Foundation Medicine. The offer to purchase shares of Foundation Medicine common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. Also in connection with the proposed transactions, Foundation Medicine will file a proxy statement with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE PROXY STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Foundation Medicine’s filings with the SEC may be obtained free of charge at the “Investors & Press” section of Foundation Medicine’s website at www.foundationmedicine.com or by contacting investor relations at 617-418-2283.

Certain Information Regarding Participants

Foundation Medicine and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Foundation Medicine’s stockholders in connection with the proposed transactions. Information concerning the interests of Foundation Medicine’s participants in the solicitation, which may, in some cases, be different than those of Foundation Medicine’s stockholders generally, is set forth in materials filed by Foundation Medicine with the SEC, including in Foundation Medicine’s definitive proxy statement filed with the SEC on April 30, 2014, and will be set forth in the proxy statement relating to the transactions when they become available. These documents can be obtained free of charge from the sources indicated above.